

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   August 22, 2016

Via E-mail
Xiangqian Wu
General Manager
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

> **Re: Yanzhou Coal Mining Company Limited**
> **Form 20-F for the Year Ended December 31, 2015**
> **Response Dated August 8, 2016**
> **File No. 001-14714**

Dear Mr. Wu:

We have reviewed your August 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2016 letter.

Form 20-F for the Year Ended December 31, 2015

Item 4. Information on the Company
B. Business Overview, page 27

1.   We note your response to comment 2. Please file an amended filing with your proposed changes.

<u>Item 5. Operating and Financial Review and Prospects</u>
<u>A. Operating Results</u>
<u>Results of Operations</u>
<u>Segment Information, page 85</u>

2.   The proposed revisions in your response do not appear to adequately address comment 6; thus, we reissue such comment. Please expand your discussion in future filings to describe the underlying drivers for the changes in the "segment results" measure between reporting periods for each of your segments. For example, the segment results measure for your Coal Mining Business decreased from RMB 4,555,773,000 in 2014 to RMB 2,302,929,000 in 2015 according to your disclosure in Note 6, Segment Information on pages F-48 through F-54 of your financial statements. If there are multiple drivers that are responsible for the changes in segment results, please discuss and quantify the effect of each driver that you have identified. Please provide your proposed revisions to the discussion of your results of operations for your segments for 2015 as compared to 2014 in your response.

        You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding engineering comments. Please contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any other questions.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and
                                        Mining